SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement

Under Section 13(e) of the Securities Exchange Act of 1934

(Amendment No. 3)

Virginia Savings Bancorp, Inc.

(Name of Issuer)

Virginia Savings Bancorp, Inc.

Samuel J. Baggarly	W. Michael Funk	Noel F. Pilon
Kent E. Coons	J. William Gilliam	Arnold M. Williams, Sr.
Webb R. Davis	Francis D. Hall	David L. Wines

(Name of Persons Filing Statement)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

928086 10 7

(CUSIP Number of Class of Securities)

Noel F. Pilon

Senior Vice President and Chief Financial Officer

Virginia Savings Bancorp, Inc.

600 Commerce Avenue

Front Royal, Virginia 22630

(540) 635-4137

(Name, address, and telephone numbers of person

authorized to receive notices and communications

on behalf of persons filing statement)

Copy to:

Christopher J. Lange, Esq.

Scott H. Richter, Esq.

LeClairRyan, A Professional Corporation

951 East Byrd Street

Richmond, Virginia 23219

(804) 783-2003

This statement is filed in connection with (check the appropriate box):

a.	☒ The filing of solicitation materials or an information statement subject to Regulation 14A,

 Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐ The filing of a registration statement under the Securities Act of 1933.

c.	☐ A tender offer.

d.	☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee:

Transaction Valuation (1):	Amount of Filing Fee:
$542,363.50	$30.27

(1)	For purposes of calculating the fee only. This amount assumes 93,350 shares of common stock of the subject company will be exchanged for 93,350 shares of Series A Non-Voting Preferred Stock of the subject company. Pursuant to Rule 0-11(a)(4), because there is no market for the common stock, the transaction value is based on the book value of the subject company as of June 30, 2009, which was $5.81 per share. The filing fee was calculated based on a rate equal to $55.80 per million dollars.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $30.27

Form or Registration No.: Schedule 13E-3

Filing Party: Virginia Savings Bancorp, Inc.

Date Filed: September 29, 2009

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

This Amendment No. 3 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 for Virginia Savings Bancorp, Inc. (the “Company”) is being filed solely to report the results of the Rule 13e-3 transaction.

The Articles of Amendment to the Company’s Articles of Incorporation, which provide for the reclassification of the Company’s common stock held by shareholders who are the record holders of fewer than 1,000 shares of common stock into shares of the Company’s Series A Non-Voting Preferred Stock (the “Reclassification”), were approved by the Company’s shareholders on December 17, 2009 and became effective on December 18, 2009 upon filing with the State Corporation Commission of the Commonwealth of Virginia. As a result of the Reclassification, 93,100 shares of the Company’s common stock held by approximately 319 shareholders of record were reclassified into Series A Non-Voting Preferred Stock, on the basis of one share of Series A Non-Voting Preferred Stock for each share of common stock. After the Reclassification, there were 1,806,884 shares of the Company’s common stock outstanding held by approximately 236 shareholders.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 18, 2009

VIRGINIA SAVINGS BANCORP, INC.

By:	/s/ W. Michael Funk
W. Michael Funk
President and Chief Executive Officer

OTHER FILING PERSONS:

*
Samuel J. Baggarly

*
Kent E. Coons

*
Webb R. Davis

*
W. Michael Funk

*
J. William Gilliam

*
Francis D. Hall

*
Noel F. Pilon

*
Arnold M. Williams, Sr.

*
David L. Wines

*By:	/s/ W. Michael Funk as attorney-in-fact
W. Michael Funk

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